UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Dyersburg Corporation
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   267575-10-8
                                 (CUSIP Number)

                            Kenneth M. Socha, Esquire
                                    Suite 610
                               1627 I Street, N.W.
                             Washington, D.C. 20006
                                 (202) 452-0101
       ------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 8, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement  / /

1)     Name of Reporting Person; S.S . or I.R.S. Identification No. of Above
       Person.

       Kurt T. Borowsky

--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

--------------------------------------------------------------------------------
Number of Shares            7)  Sole Voting Power...................177,263 shs.
Beneficially Owned
by Each Reporting           ----------------------------------------------------
person                      8)  Shared Voting Power...............1,595,370 shs.

                            ----------------------------------------------------
                            9)  Sole Dispositive Powers.............177,263 shs.

                            ---------------------------------------------------
                            10) Shared Dispositive Power .........1,595,370 shs.

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person......................................1,772,633 shs.

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares................................................... / /N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)..................13.5%

--------------------------------------------------------------------------------
14)    Type of Reporting Person...............................................IN

--------------------------------------------------------------------------------
                                  Page 2 of 36

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Van Beuren Management Trust

--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a)  / /
       (b) /x/

--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

--------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

--------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

--------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power.........................-0-
Beneficially Owned
by Each Reporting           ----------------------------------------------------
Person                      8)     Shared Voting Power...................394,670

                            ----------------------------------------------------
                            9)     Sole Dispositive Powers...................-0-

                            ----------------------------------------------------
                            10)    Shared Dispositive Power..............394,670

--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person.............................................394,670

--------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares..................................................../ / N/A

--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)..................3.01%

--------------------------------------------------------------------------------
14)    Type of Reporting Person...............................................00

--------------------------------------------------------------------------------

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       The MCJ Foundation

--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

--------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

--------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power.........................-0-
Beneficially Owned
by Each Reporting           ----------------------------------------------------
person                      8)     Shared Voting Power.................1,100,000

                            ----------------------------------------------------
                            9)     Sole Dispositive Powers...................-0-

                            ----------------------------------------------------
                            10)    Shared Dispositive Power............1,100,000

--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person...........................................1,100,000

--------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares..................................................../ / N/A

--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)...................8.38

--------------------------------------------------------------------------------
14)    Type of Reporting Person...............................................00

--------------------------------------------------------------------------------

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       The PICK Foundation, Inc.

--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a)
       (b)

--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

--------------------------------------------------------------------------------
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

--------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power.....................100,700
Beneficially Owned
by Each Reporting           ----------------------------------------------------
Person                      8)     Shared Voting Power.......................-0-

                            ----------------------------------------------------
                            9)     Sole Dispositive Powers...............100,700

                            ----------------------------------------------------
                            10)    Shared Dispositive Power..................-0-

--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person.............................................100,700

--------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares........................................................N/A

--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)..................0.77%

--------------------------------------------------------------------------------
14)    Type of Reporting Person...............................................00

--------------------------------------------------------------------------------

CUSIP NO. 26757510


1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Hugh J. Byrnes

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a)  / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ...................264,402
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................    -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ............ 264,402

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person........................................... 264,402

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) .............   2.01%

-------------------------------------------------------------------------------
14)    Type of Reporting Person ........................................     IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Hugh J. Byrnes, Custodian for Hugh J. Byrnes IV & Paige Jean Byrnes under the NJ Uniform Transfer to Minors Act

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
 Number of Shares           7)     Sole Voting Power ..................   2,600
 Beneficially Owned
 by Each Reporting          ---------------------------------------------------
 Person                     8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ............   2,600

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person  .........................................   2,600

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) .............   0.02%

-------------------------------------------------------------------------------
14)    Type of Reporting Person .......................................      IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Jacquelyn Byrnes, Custodian for Hugh J. Byrnes IV and Paige Jean Byrnes under the NJ Uniform Transfer to Minors Act
-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ..................   2,600
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................      -0

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers  ...........   2,600

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person ..........................................   2,600

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)  ............   0.02%

-------------------------------------------------------------------------------
14)    Type of Reporting Person ........................................     IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Franca M. Ferracane

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ..................  33,500
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers  ...........  33,500

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person ..........................................  33,500

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)  .............  0.26%

-------------------------------------------------------------------------------
14)    Type of Reporting Person .......................................      IN

-------------------------------------------------------------------------------

                                    9 of 36

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Keith A. Hightower

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power .................. 120,401
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person
                            8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers  ........... 120,401

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person .......................................... 120,401

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)  ............   0.92%

-------------------------------------------------------------------------------
14)    Type of Reporting Person .......................................      IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Julius Koppelman

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ..................  80,000
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers  ...........  80,000

                            ---------------------------------------------------
                            10)    Shared Dispositive Power  ..........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person ..........................................  80,000

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11) .............   0.61%

-------------------------------------------------------------------------------
14)    Type of Reporting Person .......................................      IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Richard S. Linhart

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ..................  81,101
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers  ...........  81,101

                            ---------------------------------------------------
                            10)    Shared Dispositive Power  ..........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person  .........................................  81,101

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) .............   0.62%

-------------------------------------------------------------------------------
14)    Type of Reporting Person .......................................      IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Frank H. Pearl

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ..................  24,602
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------

                            9)     Sole Dispositive Powers  ...........  24,602

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person ..........................................  24,602

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) .............   0.19%

-------------------------------------------------------------------------------
14)    Type of Reporting Person .......................................      IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Harding Service L.L.C., et al. Profit Sharing Plan & Trust

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ..................  37,448
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers.............  37,448

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ............... -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person ........................................... 37,448

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares ................................................. / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)..............   0.29%

-------------------------------------------------------------------------------
14)    Type of Reporting Person .......................................      00

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Frank E. Richardson

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power .................  630,732
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ...............    6,743

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ...........  630,732

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ..........    6,743

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person  ......................................... 637,475

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) .............   4.85%

-------------------------------------------------------------------------------
14)    Type of Reporting Person  ......................................      IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       The Richardson Foundation

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power .................      -0-
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ...............    6,743

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ...........      -0-

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........   6,743

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person ...........................................  6,743


-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) .............   0.05%

-------------------------------------------------------------------------------
14)    Type of Reporting Person ............................................ 00

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       David J. Roy

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ..................     -0-
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ...............1,494,670

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ............     -0-

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ..........1,494,670

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person  ......................................  1,494,670

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ................................................ / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)............... 11.38%

-------------------------------------------------------------------------------
14)    Type of Reporting Person ........................................     IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       The Sandy Hill Foundation

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power .................  563,827
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ...............      -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ...........  563,827

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person ........................................   563,827

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ..............................................   / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) ...........     4.29%

-------------------------------------------------------------------------------
14)    Type of Reporting Person  ....................................        00

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Manfred L. Steyn

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ................   222,422
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ..............       -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ..........   222,422

                            ---------------------------------------------------
                            10)    Shared Dispositive Power .........       -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person  .......................................   222,422

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  .............................................   / /  N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) ..........      1.69%

-------------------------------------------------------------------------------
14)    Type of Reporting Person ..................................

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Frederic J. Truslow

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States

 ------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ..................   5,401
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ............   5,401

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person .........................................    5,401

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ...............................................  / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) ............    0.04%

-------------------------------------------------------------------------------
14)    Type of Reporting Person  .....................................       IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Aura Garcia de Truslow

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power ................... 33,500
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power .................    -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ............  33,500

                            ---------------------------------------------------
                            10)    Shared Dispositive Power  ............   -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person  .........................................  33,500

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  ............................................... / / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)  ...........     0.26
%
-------------------------------------------------------------------------------
14)    Type of Reporting Person ......................................       IN

-------------------------------------------------------------------------------

CUSIP NO.  26757510

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Henrik N. Vanderlip

-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a) / /
       (b) /x/

-------------------------------------------------------------------------------
3)     SEC Use Only

-------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------------
Number of Shares            7)     Sole Voting Power  .................  30,000
Beneficially Owned
by Each Reporting           ---------------------------------------------------
Person                      8)     Shared Voting Power ................     -0-

                            ---------------------------------------------------
                            9)     Sole Dispositive Powers ............  30,000

                            ---------------------------------------------------
                            10)    Shared Dispositive Power ...........     -0-

-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person ........................................... 30,000

-------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares ................................................../ / N/A

-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11) ..............  0.23%

-------------------------------------------------------------------------------
14)    Type of Reporting Person  .......................................     IN

-------------------------------------------------------------------------------
                                 Page 22 of 36

Item 1.  Security and Issuer

              This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Dyersburg Corporation, a Tennessee corporation (the "Company"). The Company's principal executive offices are located at 1315 Phillips Street, Dyersburg, Tennessee 38025.



Item 2.  Identity and Background

                                                                    Present Occupation and Name,
                                                                   Principal Business and Address
                                                                         of any Corporation or
                                                                      Organization in which such
                                                                        Employment is Conducted
    (Item 2(a))                       (Item 2(b))                            (Item 2(c))
-----------------------------------------------------------------------------------------------------------------

1.  Kurt T. Borowsky             330 South Street                   Chairman of Van Beuren Management, Inc.
                                 P. O. Box 1975                     (financial management) Vice Chairman, Harding
                                 Morristown, NJ  07962              Service, LLC (management consulting), 330 South
                                                                    Street, Morristown, NJ  07962

2.  Van Beuren Management        330 South Street                   Private Irrevocable Trust
    Trust                        P. O. Box 1975
                                 Morristown, NJ  07962

3.  The MCJ Foundation           330 South Street                   Private Charitable Foundation
                                 P. O. Box 1975
                                 Morristown, NJ  07962

4.  The PICK Foundation, Inc.    330 South Street                   Private Charitable Foundation
                                 P. O. Box 1975
                                 Morristown, NJ  07962

5.  Hugh J. Byrnes               3194 Tala Loop                     Retired
                                 Longwood, FL  32779

6.  Hugh J. Byrnes, Custodian    3194 Tala Loop                     Retired
    for Hugh J. Byrnes IV &      Longwood FL  32779
    Paige Jean Byrnes

7.  Jacquelyn Byrnes,            3194 Tala Loop                     Retired
    Custodian for Hugh J.        Longwood, FL  32779
    Byrnes IV & Paige Jean
    Byrnes

8.  Franca M. Ferracane          330 South Street                   Secretary; Harding Service, LLC (management
                                 P. O. Box 1975                     consulting); 330 South Street, Morristown, NJ
                                 Morristown, NJ  07962              07962

9.  Keith A. Hightower           330 South Street                   Manager; Harding Service, LLC (management
                                 P. O. Box 1975                     consulting); 330 South Street,
                                 Morristown, NJ  07962              Morristown, NJ  07962

10. Frank E. Richardson          F.E. Richardson & Co., Inc.        President; F.E. Richardson & Co., Inc.
                                 245 Park Avenue, 41st Floor,       (investment company); 245 Park Avenue,
                                 New York, NY  10167                New York, NY  10167




                                                                                Present Occupation and Name,
                                                                               Principal Business and Address
                                                                                   of any Corporation or
                                                                                 Organization in which such
                                                                                  Employment is Conducted
          (Item 2(a))                       (Item 2(b))                                 (Item 2(c))
--------------------------------------------------------------------------------------------------------------

11. The Richardson               F.E. Richardson & Co., Inc.        Irrevocable Charitable Trust
     Foundation                  245 Park Avenue, 41st Floor,
                                 New York, NY  10167

12. David J. Roy                 330 South Street                   President, The Cambridge Group (consulting) 1334
                                 P. O. Box 1975                     Park View Avenue, Manhattan Beach, CA  90266;
                                 Morristown, NJ  07962              Vice Chairman of Van Beuren Management, Inc.,
                                                                    (financial management); 330 South Street,
                                                                    Morristown, NJ  07960

13.Manfred L. Steyn              330 South Street                   Manager; Harding Service, LLC, (management
                                 P. O. Box 1975                     consulting); 330 South Street, Morristown, NJ
                                 Morristown, NJ  07962              07962

14. Julius Koppelman             330 South Street                   Chairman; Harding Service, LLC (management
                                 P. O. Box 1975                     consulting); 330 South Street, Morristown, NJ
                                 Morristown, NJ  07962              07962

15. Richard S. Linhart           1776 Broadway, 18th Floor,         President; Opus Capital Corp., (private investment
                                 New York, NY  10019                firm); 1776 Broadway, New York, NY  10019

16. Frank H. Pearl               1627 I Street, N.W.                Chairman; Perseus, LLC; (merchant bank); 1627 I
                                 Washington, DC  20006              Street, NW, Washington, DC  20006

17. Frederic J. Truslow          1627 I Street, N.W.                Vice President; Rappahannock Investment
                                 Washington, DC  20006              Company; (private investment company); 1627 I
                                                                    Street, NW, Suite 610, Washington, DC  20006

18. Aura Garcia de Truslow       1818 H Street, N.W.,               Senior project officer, World Bank, 1818 H Street,
                                 Washington, DC  20433              N.W., Washington, DC  20433

19. Harding Service              330 South Street, P. O. Box        Defined Contribution Employee Benefit Plan
    Corporation et al. Profit    1975, Morristown, NJ  07962
    Sharing Plan & Trust

20. The Sandy Hill Foundation    330 South Street                   Private Charitable Foundation
                                 P. O. Box 1975
                                 Morristown, NJ  07962

21. Henrik N. Vanderlip          133 River Road                     Chairman; Viking Capital Partners, Inc. (private
                                 Cos Cob, CT  06807                 investment firm); 133 River Road, Cos Cob, CT


Item 2.  (d) & (e)

              During the last five years, none of the persons or entities listed in Item 2 of this Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to any such laws.

Item 2. (f)  Citizenship of Each Person Filing

             United States except Aura Garcia de Truslow who is a citizen of Peru

Item 3.  Source and Amount of Funds or Other Consideration

              Not applicable

Item 4.  Purpose of Transaction

              Item 4 is hereby amended by adding the following:

              This amendment to Schedule 13D is necessitated solely by the fact that on April 8, 1997, each of the persons identified in response to Item 2 of this Schedule 13D that owns shares of Dyersburg Common Stock directly (collectively the "Sellers") entered into a stock purchase agreement (the "Purchase Agreement") with Polysindo Hong Kong Limited ("Polysindo") pursuant to which the Sellers have agreed to sell to Polysindo, and Polysindo has agreed to purchase, an aggregate of 3,000,000 shares of the Common Stock of Dyersburg (the "Acquired Shares") at a per share price of $7.65, or an aggregate purchase price of $22,950,000. The closing of such purchase (the "Closing Date") shall take place within three business days after the fulfillment of all conditions to closing set forth in the Purchase Agreement. Such conditions include expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions. The persons filing this amendment to Schedule 13D are acting in concert with respect to the transactions described herein but do not otherwise share the power to vote or dispose of their securities with each other.
              Upon consummation of this transaction no group will exist with respect to these shares and no individual filing person will own 5% or more of the shares of Dyersburg Common Stock. A copy of the Purchase Agreement is included herein as Exhibit A.

              Pursuant to the Purchase Agreement, if Polysindo initiates a tender offer subject to the provisions of Section 14D and 14E of the Securities Exchange Act of 1934, as amended (the "1934 Act") for more than 1,000,000 additional shares of Common Stock or merges with the Company on or before 12 months after the closing of the Purchase Agreement, and the per share purchase price in the tender offer or the merger consideration is greater than $7.65, Polysindo will pay to the Sellers the difference between (i) the tender offer price and (ii) $7.65 plus interest at an annual rate of 6.5% for the time between the Closing Date and the closing of the tender offer or the merger.

Item 5  Interest in Securities of the Issuer.

              Item 5 is hereby amended by adding the following:

Item 5 (a) & (b)

              Each of the persons filing this amendment to Schedule 13D hereby incorporates by reference the information contained in items (7) through (11) of the cover pages to this filing.

Item 5 (c)

              The Richardson Foundation sold 6,750 shares of Dyersburg Common Stock in the open market on March 7, 1997 at a price of $7 1/8 per share. This is the only transaction effected by any filing person during the past 60 days.

Items 5 (d) & (e)

              Not applicable

Item 6. Contracts, Arrangements, Understanding, Relationships with Respect to Securities of the Issuer.

              Other than the Purchase Agreement described in Item 4, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

              Julius Koppelman, one of the filing persons, and John D. Howard and Daniel W. Miller, who previously were affiliated with the filing persons, have agreed to resign as directors of the initial Company, upon consummation of the proposed contract with Polysindo.

Item 7.  Material to be filed as Exhibits.

              Exhibit A     Stock Purchase Agreement, dated April 8, 1997,
                            between Polysindo and the persons identified in Item
                            2 of this Schedule 13D.

              Exhibit B     Joint Filing Agreement

              Exhibit C     Power of Attorney appointing Kenneth M. Socha as
                            attorney in fact.



                                  Pag 27 of 36

                                         SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 11, 1997                     /s/ Kurt T. Borowsky*
                                   ---------------------
                                   Kurt T. Borowsky

                                   Paige Jean Byrnes Under the NJ
                                   Uniform Transfers to Minors Act
                                   /s/ Jacquelyn J. Byrnes, Cust*
                                   ------------------------------
                                   By: Jacquelyn J. Byrnes, Cust.

                                   Hugh J. Byrnes IV Under the NJ
                                   Uniform Transfers to Minors Act
                                   /s/ Jacquelyn J. Byrnes, Cust.*
                                   -------------------------------
                                   By: Jacquelyn J. Byrnes, Cust.

                                   /s/ Franca M. Ferracane*
                                   ------------------------
                                   Franca M. Ferracane

                                   /s/ Julius Koppelman*
                                   ----------------------
                                   Julius Koppelman

                                   /s/ Richard S. Linhart*
                                   -----------------------
                                   Richard S. Linhart

                                   /s/ Hugh J. Byrnes*
                                   ------------------------
                                   Hugh J. Byrnes

                                   Hugh J. Byrnes IV Under the NJ
                                   Uniform Transfers to Minors Act
                                   /s/ Hugh J. Byrnes, Cust.*
                                   ---------------------------
                                   By: Hugh J. Byrnes, Cust.

                                   Paige Jean  Byrnes Under the NJ
                                   Uniform Transfers to Minors Act
                                   /s/ Hugh J. Byrnes, Cust.*
                                   ---------------------------
                                   By: Hugh J. Byrnes, Cust.

                                        Signatures
                                          Page 2



                                   /s/ Keith A. Hightower*
                                   -----------------------
                                   Keith A. Hightower

                                   THE MCJ FOUNDATION

                                   /s/ Kurt T. Borowsky*
                                   -----------------------------
                                   By: Kurt T. Borowsky, Director

                                   /s/ Frank H. Pearl*
                                   ------------------------
                                   Frank H. Pearl

                                   /s/ Frank E. Richardson*
                                   ------------------------
                                   Frank E. Richardson

                                   /s/ David J. Roy*
                                   -----------------
                                   David J. Roy

                                   THE SANDY HILL FOUNDATION

                                   /s/ Frank E. Walsh, III,*
                                   -----------------------------
                                   By: Frank E. Walsh, III, V.P.

                                   /s/ Frederic J. Truslow*
                                   ------------------------
                                   Frederic J. Truslow

                                   VAN BEUREN MANAGMENT TRUST

                                   /s/ Kurt T. Borowsky*
                                   ----------------------------
                                   By: Kurt T. Borowsky, Trustee

                                   HARDING SERVICE L.L.C., et al.
                                   PROFIT SHARING PLAN & TRUST

                                   /s/ Kurt T. Borowsky*
                                   -----------------------------
                                   By: Kurt T. Borowsky, Trustee

                                   /s/ Frank E. Richardson*
                                   --------------------------------
                                   By: Frank E. Richardson, Trustee

                                        Signatures
                                          Page 3



                                   THE PICK FOUNDATION, INC.

                                   /s/ Kurt T. Borowsky*
                                   ------------------------------
                                   By: Kurt T. Borowsky, Director

                                   THE RICHARDSON FOUNDATION

                                   /s/ Frank E. Richardson*
                                   --------------------------------
                                   By: Frank E. Richardson, Trustee

                                   /s/ Manfred L. Steyn*
                                   ------------------------------
                                   Manfred L. Steyn

                                   /s/ Aura Garcia de Truslow*
                                   ---------------------------
                                   Aura Garcia de Truslow

                                   /s/ Henrik N. Vanderlip*
                                   -------------------------
                                   Henrik N. Vanderlip


*/s/ Kenneth M. Socha
------------------------------------
By: Kenneth M. Socha, Attorney-in-Fact

                                                                       Exhibit A


        -----------------------------------------------------------------





                            STOCK PURCHASE AGREEMENT

                                      among

                           Polysindo Hong Kong Limited

                                       and

                                     SELLERS


                             ----------------------

                              Dated: APRIL 8, 1997

                             ----------------------





        -----------------------------------------------------------------

                           TABLE OF CONTENTS

                                                                           Page

ARTICLE 1        DEFINITIONS..................................................1

     1.1         Definitions..................................................1

ARTICLE 2        PURCHASE AND SALE OF THE SHARES..............................2

     2.1         Purchase and Sale of Shares..................................2
     2.2         Closing......................................................2
     2.3         Additional Purchase Price....................................3

ARTICLE 3        REPRESENTATIONS AND WARRANTIES
                 OF THE SELLING STOCKHOLDER...................................4

     3.1         Power and Authority..........................................4
     3.2         Authorization; No Contravention..............................4
     3.3         Title to Purchase Shares.....................................4
     3.4         Governmental Authorization; Third Party Consents.............4
     3.5         Binding Effect...............................................5
     3.6         Litigation...................................................5
     3.7         Compliance with Laws.........................................5
     3.8         No Default or Breach.........................................5
     3.9         Private Offering.............................................5
     3.10        Broker's, Finder's or Similar Fees...........................5
     3.11        Knowledge of Selling Stockholders............................5

  ARTICLE 4      REPRESENTATIONS AND WARRANTIES OF THE
                 PURCHASER....................................................6

     4.1         Existence and Power..........................................6
     4.2         Authorization; No Contravention..............................6
     4.3         Governmental Authorization; Third Party Consents.............6
     4.4         Binding Effect...............................................6
     4.5         Litigation...................................................6
     4.6         Experience; Accredited Investor..............................7
     4.7         Broker's, Finder's or Similar Fees...........................7

ARTICLE 5        CONDITIONS TO THE OBLIGATION
                 OF THE PURCHASER TO CLOSE....................................8

     5.1         Representations and Warranties...............................8
     5.2         Compliance with this Agreement...............................8
     5.3         Approval of Counsel to the Purchaser.........................8
     5.4         Waiver of Rights of First Offer..............................8
     5.5         Purchased Shares.............................................9
     5.6         Company Agreement............................................9

ARTICLE 6        CONDITIONS TO THE OBLIGATION
                 OF THE SELLING STOCKHOLDER TO CLOSE..........................9

     6.1         Representations and Warranties...............................9
     6.2         Compliance with this Agreement...............................9
     6.3         Approval of Counsel to such Selling Stockholder..............9
     6.4         Waiver of Rights of First Offer..............................9
     6.5         Payment of Purchase Price....................................9

ARTICLE 7         MISCELLANEOUS..............................................10

     7.1         Survival of Representations and Warranties..................10
     7.2         Notices.....................................................10
     7.3         Inquiries...................................................10
     7.4         Successors and Assigns; Third Party Beneficiaries...........10
     7.5         Amendment and Waiver........................................11
     7.6         Counterparts................................................11
     7.7         Headings....................................................11
     7.8         Governing Law...............................................11
     7.9         Severability................................................11
     7.10        Rules of Construction.......................................11
     7.11        Entire Agreement............................................11
     7.12        Publicity...................................................12
     7.13        Further Assurances..........................................12

                            STOCK PURCHASE AGREEMENT


          AGREEMENT, dated April 8, 1997 (this "Agreement"), among Polysindo Hong Kong Limited (the "Purchaser"), and the persons executing this Agreement (the "Selling Stockholders");

          WHEREAS, on the date hereof, such Selling Stockholders are the holders of shares, par value $.01 per share, of Common Stock (the "Common Stock") of Dyersburg Corporation (the "Company") in the amounts listed on Annex A to this Agreement; and

          WHEREAS, upon the terms and conditions set forth in this Agreement, such Selling Stockholders agree to sell to Purchaser, and Purchaser agrees to purchase, a number of shares of such Common Stock in the aggregate amount listed on Annex A to this Agreement;

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

          1.1 Definitions. As used in this Agreement, unless the context requires a different meaning, the following terms have the meanings indicated:

          "Adjustment Rate" means 6.5% per annum simple interest.

          "Agreement" means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

          "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the State of Tennessee or the State of New York are authorized or required by law or executive order to close.

          "Closing" has the meaning set forth in Section 2.2.

          "Closing Date" means the date specified in Section 2.2.

          "Common Stock" means Common Stock, par value $.01 per share, of the Company, or any other capital stock of the Company into which such stock is reclassified or reconstituted.

          "Company" has the meaning assigned to such term in the recitals to this Agreement.

          "Contractual Obligations" means as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument to which such Person is a party or by which it or any of its property is bound.

          "Governmental Authority" means the government of any nation, state, city, locality or other political subdivisions thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

          "HSR Act" means Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority, right or other security interest or preferential arrangement of any kind or nature whatsoever.

          "Purchase Price" means with respect to a share of Common Stock $7.65, with respect to the payment to any Selling Stockholder the amount set out in Annex A, and with respect to all Shares an aggregate amount of $22,950,000, in each case as adjusted pursuant to the provisions of Section 2.1.

          "Person" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

          "Requirements of Law" means, as to any Person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority, in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder.

          "Shares" means with respect to any Selling Stockholder the number of shares of Common Stock listed on Annex A and with respect to all Selling Stockholders three (3) million shares of Common Stock.

                                    ARTICLE 2
                         PURCHASE AND SALE OF THE SHARES

          2.1 Purchase and Sale of Shares. Subject to the terms and conditions herein set forth, each such Selling Stockholder agrees to sell to the Purchaser, and the Purchaser agrees that it will purchase from each such Selling Stockholder, on the Closing Date, the number of shares of Common Stock indicated by such Selling Stockholder's name on Annex A, for a price of $7.65 per Share. The Purchase Price payable to each Selling Stockholder is listed on Annex A. In the event the transaction closes after April 30, 1997, the price per share shall be increased by an amount computed like interest, accruing from and after May 1, 1997 to the actual closing date and using the Adjustment Rate. For example, if the closing occurs on May 30, 1997, the price per share will be $7.69, computed by multiplying the price per share by the Adjustment Rate, multiplying that product by a fraction with 30 as the numerator and 365 as the denominator, and adding the original price per share to the result of the previous computation.

          2.2 Closing. The purchase and sale of the Shares (the "Closing") shall take place at the offices of Alston & Bird, Atlanta, Georgia, at 10 a.m., local time, within three (3) business days after the fulfillment of all conditions of closing, but no later than June 1, 1997, or at such other place, time and date as each such Selling Stockholder and the Purchaser may agree in writing (the "Closing Date"). On the Closing Date, each such Selling Stockholder shall deliver to the Purchaser stock certificates, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, representing the Shares being purchased by the Purchaser from such Selling Stockholder, against delivery of the Purchase Price for such Shares by wire transfer of immediately available funds representing payment in full by the Purchaser for the Shares. Each such Selling Stockholder shall give instructions for the wire transfer.

          2.3 Additional Purchase Price. Purchaser shall promptly pay to each Selling Shareholder an additional purchase price under the following facts and conditions:

         (a) Purchaser or an affiliate thereof (i) initiates a public tender offer subject to the provisions of Sections 14D and 14E of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder ("Tender Offer") for more than 1,000,000 additional shares of Common Stock or (ii) acquires the Company in a merger or comparable transaction, in either instance prior to the anniversary date one year from the closing date of this Agreement, and, with respect to the Tender Offer, pays to the stockholders of Company for the shares of Common Stock acquired in the Tender Offer a purchase price per share in excess of the adjusted price per share of Common Stock paid hereunder or, with respect to such acquisition, distributes consideration with respect to each share of Common Stock that is in excess of the adjusted price per share of Common Stock paid hereunder.

         (b) In the event the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of recapitalization, reclassification, stock split up, combination of shares, stock dividend or transaction having similar effect, (i) the total number of shares of Common Stock referred to in paragraph (a),
         (ii) the price per share of Common Stock paid hereunder and (iii) the number of shares of Common Stock purchased hereunder shall be proportionately, reasonably and appropriately adjusted by the Purchaser for the purpose of this Section 2.3. As a result of the adjustments, the adjusted number of shares times the adjusted price per share must equal the actual aggregate purchase price paid hereunder for the Shares of the Common Stock.

         (c) In the event the Company is engaged in any merger, sale of stock, consolidation, or liquidation with a Person other than Purchaser, whereby its Common Stock is after any such event no longer publicly traded, this Section 2.3 shall lapse and be of no further force and effect.

         (d) The additional purchase price per share of Common Stock will be equal to (i) the Tender Offer purchase price per share or the acquisition consideration per share, as the case may be, less (ii) the sum of the (A) price per share of Common Stock paid hereunder, as adjusted pursuant to paragraph (b), plus (B) interest thereon at the Adjustment Rate for the period between the closing of this Agreement and the closing of the Tender Offer. The additional purchase price for each Selling Stockholder shall be the additional purchase price per share times the adjusted number of shares of Common Stock sold by each such Selling Stockholder. The aggregate additional purchase price shall be the additional purchase price per share times the adjusted number of shares of Common Stock of all Selling Stockholders and such aggregate additional purchase price shall be allocated among the Selling Stockholders as provided above.

         (e) Such additional purchase price for each Selling Stockholder will be paid to each Selling Stockholder as promptly as possible after the closing of the tender offer and will bear interest from the closing of the tender offer until paid at the Adjustment Rate.


                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES
                           OF THE SELLING STOCKHOLDER

          Each of such Selling Stockholders hereby represents and warrants to the Purchaser as follows:

          3.1 Power and Authority. Such Selling Stockholder has the legal capacity to execute, deliver and perform his obligations under this Agreement.

          3.2 Authorization; No Contravention. The execution, delivery and performance by such Selling Stockholder of this Agreement and the transactions contemplated hereby, including, without limitation, the sale of the Shares, (a) do not violate, conflict with or result in any breach or contravention of or the creation of any Lien under, any Contractual Obligation of such Selling Stockholder, or any Requirement of Law applicable to such Selling Stockholder and (b) do not violate any judgment, injunction, writ, award, decree or order of any nature (collectively, "Orders") of any Governmental Authority against, or binding upon, such Selling Stockholder. Such Selling Stockholder has not previously entered into any agreement that is currently in effect or to which such Selling Stockholder is currently bound, granting any rights to any Person that are inconsistent with the rights to be granted by such Selling Stockholder in this Agreement.

          3.3 Title to Purchase Shares. Such Selling Stockholder owns beneficially and of record the Shares and has good, valid and marketable title to the Shares, free and clear of all Liens. Such Selling Stockholder has the unrestricted power and authority to transfer the Shares to the Purchaser. Upon delivery by such Selling Stockholder to the Purchaser of the stock certificates representing the Shares and payment therefor, the Purchaser shall acquire good, valid and marketable title to the Shares, free and clear of all Liens.

          3.4 Governmental Authorization; Third Party Consents. No approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person in respect of any Requirement of Law, and no lapse of a waiting period under a Requirement of Law, is necessary or required in connection with the execution, delivery or performance (including, without limitation, the sale and delivery of the Shares), by, or enforcement against, such Selling Stockholder of this Agreement or the transactions contemplated hereby except in connection with or compliance with the provisions of the HSR Act.

          3.5 Binding Effect. This Agreement has been duly executed and delivered by such Selling Stockholder and constitutes the legal, valid and binding obligation of such Selling Stockholder, enforceable against such Selling Stockholder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

          3.6 Litigation. There are no legal actions, suits, proceedings, claims, complaints, disputes or investigations pending or, to the knowledge of such Selling Stockholder, threatened, at law, in equity, in arbitration or before any Governmental Authority against such Selling Stockholder that would, if adversely determined, have a material adverse effect on the validity or enforceability of this Agreement or the ability of such Selling Stockholder to perform his obligations under this Agreement. No Order has been issued by any court or other Governmental

Authority against such Selling Stockholder purporting to enjoin or restrain the execution, delivery or performance of this Agreement.

          3.7 Compliance with Laws. Such Selling Stockholder is in compliance with all Requirements of Law in all respects, except to the extent that the failure to comply with such Requirements of Law would not have a material adverse effect on the ability of such Selling Stockholder to perform his obligations under this Agreement.

          3.8 No Default or Breach. Such Selling Stockholder has not received notice of and is not in default under or with respect to any Contractual Obligation of such Selling Stockholder in any respect, which, individually or together with all such defaults, could have a material adverse effect on the ability of such Selling Stockholder to perform his obligations under this Agreement.

          3.9 Private Offering. No form of general solicitation or general advertising was used by such Selling Stockholder or his representatives in connection with the offer or sale of the Shares. No registration of the Shares, pursuant to the provisions of the Securities Act or any state securities or "blue sky" laws, will be required by the sale of the Shares.

          3.10 Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable by such Selling Stockholder in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with such Selling Stockholder or any action taken by such Selling Stockholder.

          3.11 Knowledge of Selling Stockholders. Such Selling Stockholder has no knowledge of any material information about the Company that has not been made public by the Company.


                                    ARTICLE 4
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

          The Purchaser represents and warrants to the Selling Stockholders as follows:

          4.1 Existence and Power. Such Purchaser (a) is a corporation duly formed, validly existing and in good standing under the laws of its domiciliary jurisdiction; (b) has all requisite power and authority to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is currently proposed to be, engaged; and
(c) has the power and authority to execute, deliver and perform its obligations under this Agreement.

          4.2 Authorization; No Contravention. The execution, delivery and performance by such Purchaser of this Agreement and the transactions contemplated hereby, including, without limitation, the purchase of the Shares, (a) have been duly authorized by all necessary official action of such Purchaser; (b) do not contravene the terms of the governing instruments of such Purchaser, or any amendment thereof; (c) do not violate, conflict with or result in any breach or contravention of or the creation of any Lien under, any Contractual Obligation of such Purchaser, or any Requirement of Law applicable to such Purchaser; and (d) do not violate any Orders of any Governmental Authority against, or binding upon, such Purchaser.

          4.3 Governmental Authorization; Third Party Consents. No approval, consent, compliance, exemption, authorization or other action by, or notice of, or filing with, any Governmental Authority or any other Person in respect of any Requirement of Law, and no lapse of a waiting period under a Requirement of Law, is necessary or required in connection with the execution, delivery or performance (including, without limitation, the purchase of the Shares) by, or enforcement against, such Purchaser of this Agreement or the transactions contemplated hereby, except in connection with or compliance with the HSR Act.

          4.4 Binding Effect. This Agreement has been duly executed and delivered by such Purchaser, and constitutes the legal, valid and binding obligations of such Purchaser enforceable against such Purchaser in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

          4.5 Litigation. There are no legal actions, suits, proceedings, claims, complaints, disputes or investigations pending or, to the knowledge of such Purchaser, threatened, at law, in equity, in arbitration or before any Governmental Authority against such Purchaser that would, if adversely determined, have a material adverse effect on the ability of such Purchaser to perform its obligations under this Agreement. No Order has been issued by any court or other Governmental Authority against such Purchaser purporting to enjoin or restrain the execution, delivery or performance of this Agreement.

         4.6 Purchaser Representations. The Shares to be acquired by such Purchaser pursuant to this Agreement are being or will be acquired for its own account and with no intention of distributing or reselling such purchased Shares or any part thereof in any transaction that would be in violation of the securities laws of the United States of America, or any state, without prejudice, however, to the rights of such Purchaser at all times to sell or otherwise dispose of all or any part of the Shares under an effective registration statement under the Securities Act, or under an exemption from such registration available under the Securities Act. If such Purchaser should in the future decide to dispose of any of the Shares, such Purchaser understands and agrees that it may do so only in compliance with the Securities Act and applicable state securities laws, as then in effect. The Purchaser agrees to the imprinting, so long as required by law, of a legend on certificates representing all of the Shares:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS.

         4.7 Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable by such Purchaser in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with such Purchaser or any action taken by any such Person.


                                    ARTICLE 5
                          CONDITIONS TO THE OBLIGATION
                            OF THE PURCHASER TO CLOSE

         The obligation of the Purchaser to purchase the Shares, to pay the purchase price therefor at the Closing and to perform any obligations hereunder shall be subject to the satisfaction as determined by, or waiver by, the Purchaser of the following conditions by all Stockholders on or before the Closing Date:

         5.1 Representations and Warranties. The representations and warranties of such Selling Stockholder contained in Article 3 hereof shall be true and correct in all material respects at and on the Closing Date.

         5.2 Compliance with this Agreement. Each Selling Stockholder shall have performed and complied in all material respects with all of his agreements and conditions set forth or contemplated herein that are required to be performed or complied with by such Selling Stockholder on or before the Closing Date.

         5.3 Approval of Counsel to the Purchaser. All actions and proceedings hereunder and all documents required to be delivered by such Selling Stockholder hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall have been acceptable to counsel to the Purchaser, in its reasonable judgment as to their form and substance.

         5.4 Expiration of HSR Waiting Period. The applicable waiting period under the HSR Act shall have expired or been terminated.

         5.5 Purchased Shares. Each Selling Stockholder shall have delivered to the Purchaser one or more certificates in definitive form representing the aggregate number of Shares purchased by such Purchaser from such Selling Stockholder, duly executed for transfer or accompanied by duly executed stock powers, with guaranteed signatures so that the transfer will be accepted by the transfer agent.

         5.6 Company Agreement. Purchaser shall have entered into an agreement with the Company, pursuant to which the Company represents that neither the Tennessee Control Share Statute nor the Tennessee Business Combination Statute is applicable to Purchaser, and providing for the election of certain directors and certain other matters.

         5.7 Material Adverse Change. There shall have been no material adverse change in the business, operations or financial condition of the Company since January 4, 1997.

         5.8 Other Agreements. Purchaser shall acquire at Closing aggregate Shares hereunder equal to no less than three (3) million shares of the Company's Common Stock


                                    ARTICLE 6
                          CONDITIONS TO THE OBLIGATION
                       OF THE SELLING STOCKHOLDER TO CLOSE

         The obligation of each such Selling Stockholder to sell the Shares and the obligation of such Selling Stockholder to perform his other obligations hereunder, shall be subject to the satisfaction as determined by, or waiver by, such Selling Stockholder of the following conditions on or before the Closing
Date:

         6.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Article 4 hereof shall be true and correct in all material respects at and on the Closing Date.

         6.2 Compliance with this Agreement. The Purchaser shall have performed and complied in all material respects with all of its agreements and conditions set forth or contemplated herein that are required to be performed or complied with by such Purchaser on or before the Closing Date.

         6.3 Approval of Counsel to such Selling Stockholder. All actions and proceedings hereunder and all documents required to be delivered by the Purchaser hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall have been acceptable to counsel to such Selling Stockholder, in their reasonable judgment as to their form and substance.

         6.4 Expiration of HSR Waiting Period. The applicable waiting period under the HSR Act shall have expired or been terminated.

         6.5 Payment of Purchase Price. Each such Selling Stockholder shall have received its portion of the Purchase Price for its portion of the Shares.

                                    ARTICLE 7
                                  MISCELLANEOUS

         7.1 Survival of Representations and Warranties. All of the representations and warranties made herein shall survive until the Closing Date.


         7.2 Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

         (a)  if to Selling Stockholders at the addresses listed on Annex A.:

         (b)  if to the Purchaser:

                  Polysindo Hong Kong Limited
                  c/o P.T. Texmaco
                  Sentra Mulia Suite 1008, 10th Floor
                  Jl. H.R. Rasuna Said Kav. X-6 No. 8
                  Jakarta 12940, Indonesia
                  Attention:  P. Manohar


                  With a copy to:
                  Alston & Bird
                  1201 West Peachtree Street
                  Atlanta Georgia 30309-3424
                  Attention Harvey Hill, Jr.


         All such notices and communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if telecopied.

         7.3 Inquiries. Each of the Selling Stockholders and the Purchaser shall promptly advise the other of all oral, and promptly provide each other with copies of all written, communications, requests, inquiries or other notifications received from any Governmental Authorities with respect to the transactions contemplated hereby.

         7.4 Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Nothing herein shall give or be construed to give to any Person, other than the parties hereto, any legal or equitable rights hereunder.

         7.5      Amendment and Waiver.

                  (a) No failure or delay on the part of the Purchaser or any such Selling Stockholder in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Purchaser or any such Selling Stockholder at law, in equity or otherwise.

                  (b) Any amendments, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Purchaser or any such Selling Stockholder from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by the Purchaser and any such Selling Stockholder and (ii) only in the specific instance and for the specific purpose for which made or given.

         7.6 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         7.7 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         7.8 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

         7.9 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

         7.10 Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.

         7.11 Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter.

         7.12 Publicity. Each Selling Stockholder agrees not to make any public announcements regarding this transaction without the prior consent of Purchaser.

         7.13 Further Assurances. Each of the parties shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.





                         [Signatures Begin on Next Page]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers hereunto duly authorized on the date first above written.

                                            PURCHASER

                                            POLYSINDO HONG KONG LIMITED



CERTIFICATE OF AUTHENTICITY.

                                                     I, P. Manohar, do hereby
                                            certify that I am Vice President
                                            (Finance) of Polysindo Eka Perkasa
                                            and that I do hereby further certify
                                            that the foregoing signature is by
                                            the person so indicated and that
                                            person has the power to execute this
                                            agreement on behalf of POLYSINDO
                                            HONG KONG LIMITED.

                                            s/s P. Manoba
                                            ------------------------------------
                                                     P. Manohar
                                            Dated:   April 8, 1997
                                                 -------------------------------


SELLING STOCKHOLDERS SIGNATURES BEGIN ON  THE FOLLOWING PAGE

                                         SELLING STOCKHOLDERS



                                         /s/ Kurt T. Borowsky
                                         -----------------------------------
                                         KURT T. BOROWSKY



                                         /s/ Hugh J. Byrnes
                                         ------------------------------------
                                         HUGH J. BYRNES



                                         HUGH J. BYRNES, CUST, HUGH J. BYRNES IV
                                         UNDER THE NJ UNIFORM TRANSFERS TO
                                         MINORS ACT

                                         By: /s/ Hugh J. Byrnes
                                         ------------------------------------



                                         HUGH J. BYRNES, CUST, PAIGE JEAN BYRNES
                                         UNDER THE NJ UNIFORM TRANSFERS TO
                                         MINORS ACT

                                         By: /s/ Hugh J. Byrnes
                                             --------------------------------



                                         JACQUELYN J. BYRNES, CUST, HUGH J.
                                         BYRNES IV UNDER THE NJ UNIFORM
                                         TRANSFERS TO MINORS ACT

                                         By: /s/ Jacquelyn J. Byrnes
                                            ---------------------------------



                                         JACQUELYN J. BYRNES, CUST, PAIGE JEAN
                                         BYRNES UNDER THE NJ UNIFORM
                                         TRANSFERS TO MINORS ACT

                                         By: /s/ Jacquelyn J. Byrnes
                                            --------------------------------

                                         /s/ Franca M. Ferracane
                                         ------------------------------------
                                         FRANCA M. FERRACANE



                                         /s/ Keith A. Hightower
                                         ------------------------------------
                                         KEITH A. HIGHTOWER



                                         /s/ Julius Koppelman
                                         ------------------------------------
                                         JULIUS KOPPELMAN



                                         /s/ Richard S. Linhart
                                         ------------------------------------
                                         RICHARD S. LINHART



                                         THE MCJ FOUNDATION

                                         By: /s/ Kurt T. Borowsky
                                         ------------------------------------
                                         KURT T. BOROWSKY, TRUSTEE



                                         /s/ Frank H. Pearl
                                         ------------------------------------
                                         FRANK H. PEARL



                                         THE PICK FOUNDATION, INC.

                                         By: /s/ Kurt T. Borowsky KURT T.
                                            ---------------------------------
                                                 BOROWSKY, DIRECTOR

                                         HARDING SERVICE CORPORATION, ET AL.
                                         PROFIT SHARING PLAN & TRUST

                                         By: /s/ Kurt T. Borowsky
                                            ---------------------------------
                                         KURT T. BOROWSKY, TRUSTEE
\

                                         By: /s/ Frank E. Richardson
                                            ---------------------------------
                                         FRANK E. RICHARDSON, TRUSTEE



                                         /s/ Frank E. Richardson
                                         ------------------------------------
                                         FRANK E. RICHARDSON



                                         THE RICHARDSON FOUNDATION

                                         By: /s/ Frank E. Richardson
                                            --------------------------------
                                         RANK E. RICHARDSON, TRUSTEE



                                         THE SANDY HILL FOUNDATION

                                         By: /s/ Jeffrey R. Walsh
                                            --------------------------------
                                         JEFFREY R.
                                         WALSH



                                         /s/ Manfred L. Steyn
                                         ------------------------------------
                                         MANFRED L. STEYN



                                         /s/ Frederic J. Truslow
                                         ------------------------------------
                                         FREDERIC J. TRUSLOW



                                         /s/ Aura Garcia de Truslow
                                         ------------------------------------
                                         AURA GARCIA dE TRUSLOW

                                         THE VAN BEUREN MANAGEMENT TRUST

                                         By: /s/ Kurt T. Borowsky
                                            ---------------------------------
                                            KURT T. BOROWSKY, TRUSTEE



                                         /s/ Henrik N. Vanderlip
                                         ------------------------------------
                                         HENRIK N. VANDERLIP

                                     ANNEX A





                                                                                                              Purchase Price
                                                                                                             payable to each
                                                                                                                 Selling
Selling Stockholder                                            Address                     Number of Shares    Stockholder
--------------------------------------------- -------------------------------------------- ----------------- -----------------


Kurt T. Borowsky                              Harding Service LLC                                125,620           $960,993
                                              330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Hugh J. Byrnes                                Harding Service LLC                                241,196           $1,845,149
                                              330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Hugh J. Byrnes, Cust, Hugh J. Byrnes IV       Harding Service LLC                                1,300             $9,945
Under the NJ Uniform Transfers to Minors Act  330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Hugh J. Byrnes, Cust, Paige Jean Byrnes       Harding Service LLC                                1,300             $9,945
Under the NJ Uniform Transfers to Minors Act  330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Jacquelyn J. Byrnes, Cust, Hugh J. Byrnes     Harding Service LLC                                1,300             $9,945
IV Under the NJ Uniform Transfers to Minors   330 South Street; P.O. Box 1975
Act                                           Morristown, NJ  07962-1975

Jacquelyn J. Byrnes, Cust, Paige Jean         Harding Service LLC                                1,300             $9,945
Byrnes Under the NJ Uniform Transfers to      330 South Street; P.O. Box 1975
Minors Act                                    Morristown, NJ  07962-1975

Franca M. Ferracane                           Harding Service LLC                                15,000            $114,750
                                              330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Keith A. Hightower                            Harding Service LLC                                110,038           $841,791
                                              330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Julius Koppelman                              Harding Service LLC                                73,100            $559,215
                                              330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Richard S. Linhart                            OPUS Capital Corp.                                 74,120            $567,018
                                              1776 Broadway, 18th Floor
                                              New York, New York  10019

The MCJ Foundation                            Van Beuren Management                              779,478           $5,963,006
                                              330 South Street, P. O. Box 1975
                                              Morristown, NJ  07962-1975





                                                                                                               Purchase Price
Selling Stockholder                                                                                            payable to each
(continued from previous page)                                  Address                     Number of Share  Selling Stockholder
--------------------------------------------- -------------------------------------------- ----------------- --------------------
Frank H. Pearl                                Perseus LLC                                        12,185            $93,215
                                              1627 "I" Street, N.W., Suite 610
                                              Washington, D.C. 20006

The PICK Foundation, Inc.                     Harding Service LLC                                71,357            $545,881
                                              330 South Street; P.O. Box 1975
6                                             Morristown, NJ  07962-1975

Harding Service Corporation, et al.           Harding Service LLC                                37,448            $286,477
Profit Sharing Plan & Trust                   330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Frank E. Richardson                           F.E. Richardson & Co.                              446,945           $3,419,129
                                              245 Park Avenue, 41st Floor
                                              New York, New York  10167

The Richardson Foundation                     F.E. Richardson & Co.                              6,163             $47,147
                                              245 Park Avenue, 41st Floor
                                              New York, New York  10167

The Sandy Hill Foundation                     Harding Service LLC                                515,300           $3,942,045
                                              330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Manfred L. Steyn                              Harding Service LLC                                157,611           $1,205,724
                                              330 South Street; P.O. Box 1975
                                              Morristown, NJ  07962-1975

Frederic J. Truslow                           Perseus LLC                                        5,401             $41,318
                                              1627 "I" Street, N.W., Suite 610
                                              Washington, D.C. 20006

Aura Garcia de Truslow                        Perseus LLC                                        16,750            $128,138
                                              1627 "I" Street, N.W., Suite 610
                                              Washington, D.C. 20006

The Van Beuren Management Trust               Van Beuren Management                              279,670           $2,139,476
                                              330 South Street, P. O. Box 1975
                                              Morristown, NJ  07962-1975

Henrik N. Vanderlip                           Viking Capital Partners                            27,418            $209,748
                                              133 River Road
                                              Cos Cob, CT  06807


                                                                      EXHIBIT B



                                  JOINT FILING AGREEMENT


       The undersigned hereby agree that the foregoing Schedule 13D may be filed on behalf of each of them.


April 8, 1996                      /s/ Kurt T. Borowsky*
                                   ---------------------
                                   Kurt T. Borowsky



                                   Paige Jean Byrnes Under the NJ
                                   Uniform Transfers to Minors Act
                                   /s/ Jacquelyn J. Byrnes, Cust*
                                   --------------------------------
                                   By: Jacquelyn J. Byrnes, Cust.



                                   Hugh J. Byrnes IV Under the NJ
                                   Uniform Transfers to Minors Act
                                   /s/ Jacquelyn J. Byrnes, Cust.*
                                   -------------------------------
                                   By: Jacquelyn J. Byrnes, Cust.



                                   /s/ Franca M. Ferracane*
                                   ------------------------
                                   Franca M. Ferracane



                                   /s/ Julius Koppelman*
                                   ---------------------
                                   Julius Koppelman



                                   /s/ Richard S. Linhart*
                                   -----------------------
                                   Richard S. Linhart

                                  JOINT FILING AGREEMENT
                                          Page 2



                                   /s/ Hugh J. Byrnes*
                                   ------------------------
                                   Hugh J. Byrnes



                                   Hugh J. Byrnes IV Under the NJ
                                   Uniform Transfers to Minor s Act
                                   /s/ Hugh J. Byrnes, Cust.*
                                   --------------------------------
                                   By: Hugh J. Byrnes, Cust.



                                   Paige Jean  Byrnes Under the NJ
                                   Uniform Transfers to Minor s Act
                                   /s/ Hugh J. Byrnes, Cust.*
                                   --------------------------------
                                   By: Hugh J. Byrnes, Cust.



                                   /s/ Keith A. Hightower*
                                   --------------------------------
                                   Keith A. Hightower



                                   THE MCJ FOUNDATION

                                   /s/ Kurt T. Borowsky*
                                   ------------------------------
                                   By: Kurt T. Borowsky, Director



                                   /s/ Frank H. Pearl*
                                   ------------------------------
                                   Frank H. Pearl



                                   /s/ Frank E. Richardson*
                                   ------------------------------
                                   Frank E. Richardson

                                  JOINT FILING AGREEMENT
                                          Page 3



                                   /s/ David J. Roy*
                                   -------------------------------
                                   David J. Roy



                                   THE SANDY HILL FOUNDATION

                                   /s/ Frank E. Walsh, III,*
                                   -------------------------------
                                   By: Frank E. Walsh, III, V.P.



                                   /s/ Frederic J. Truslow*
                                   -------------------------------
                                   Frederic J. Truslow



                                   VAN BEUREN MANAGMENT TRUST

                                   /s/ Kurt T. Borowsky*
                                   -------------------------------
                                   By: Kurt T. Borowsky, Trustee



                                   HARDING SERVICE L.L.C., et al.
                                   PROFIT SHARING PLAN & TRUST

                                   /s/ Kurt T. Borowsky*
                                   -----------------------------
                                   By: Kurt T. Borowsky, Trustee



                                   /s/ Frank E. Richardson*
                                   --------------------------------
                                   By: Frank E. Richardson, Trustee

                                  JOINT FILING AGREEMENT
                                          Page 4



                                   THE PICK FOUNDATION, INC.

                                   /s/ Kurt T. Borowsky*
                                   --------------------------------
                                   By: Kurt T. Borowsky, Director



                                   THE RICHARDSON FOUNDATION

                                   /s/ Frank E. Richardson*
                                   --------------------------------
                                   By: Frank E. Richardson, Trustee



                                   /s/ Manfred L. Steyn*
                                   -------------------------------
                                   Manfred L. Steyn


                                   /s/ Aura Garcia de Truslow*
                                   -------------------------------
                                   Aura Garcia de Truslow



                                   /s/ Henrik N. Vanderlip*
                                   -------------------------------
                                   Henrik N. Vanderlip

*/s/ Kenneth M. Socha
--------------------------------------
By: Kenneth M. Socha, Attorney-in-Fact

                                                                     EXHIBIT C

                                POWER OF ATTORNEY



       Each of the undersigned hereby appoints Kenneth M. Socha as his true and lawful agent (with full power of substitution) to act in his name, place or stead to execute and file with the Securities and Exchange Commission a Schedule 13D under the Securities Exchange Act of 1934 (including any and all amendments thereto) reporting his interest in shares of common stock of Dyersburg Corporation together with the other information required thereby and a Joint Filing Agreement in connection therewith.

       THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY SUBSEQUENT DISABILITY OR INCOMPETENCE.

       In witness whereof, the undersigned have hereunto set their hand and seal this 8th day of April 1997.




/s/ Kurt T. Borowsky                      /s/ Julius Koppelman
--------------------                      --------------------
Kurt T. Borowsky                          Julius Koppelman

Paige Jean Byrnes Under the NJ            /s/ Richard S. Linhart
Uniform Transfers to Minors Act           ----------------------
/s/Jacquelyn J. Byrnes                    Richard S. Linhart
----------------------
By: Jacquelyn J. Byrnes, Cust.            /s/ Hugh J. Byrnes
                                          ----------------------
                                          Hugh J. Byrnes

Hugh J. Byrnes IV Under the NJ            Hugh J. Byrnes IV Under the NJ
Uniform Transfers to Minors Act           Uniform Transfers to Minors Act
/s/ Jacquelyn J. Byrnes                   /s/ Hugh J. Byrnes
-----------------------                   ------------------
By: Jacquelyn J. Byrnes, Cust.            By: Hugh J. Byrnes, Cust.

/s/ Franca M. Ferracane                   Paige Jean Byrnes Under the NJ
-----------------------                   ------------------------------
Franca M. Ferracane                       Uniform Transfers to Minors Act
                                          /s/ Hugh J. Byrnes
                                          By: Hugh J. Byrnes, Cust.

                                Power of Attorney
                                     Page 2

/s/ Keith A. Hightower                    THE PICK FOUNDATION, INC.
----------------------
Keith A. Hightower

THE MCJ FOUNDATION                        /s/ Kurt T. Borowsky
                                          -----------------------------
                                         By: Kurt T. Borowsky, Director
/s/ Kurt T. Borowsky
------------------------------
By: Kurt T. Borowsky, Director

/s/ Frank H. Pearl
------------------------------
Frank H. Pearl                            THE RICHARDSON FOUNDATION

/s/ Frank E. Richardson                   /s/ Frank E. Richardson
------------------------------            --------------------------------
Frank E. Richardson                       By: Frank E. Richardson, Trustee

/s/ David J. Roy                          /s/ Manfred L. Steyn
------------------------------            --------------------------------
David J. Roy                              Manfred L. Steyn


THE SANDY HILL FOUNDATION                 /s/ Aura Garcia de Truslow
                                          --------------------------------
                                          Aura Garcia de Truslow
/s/ Frank E. Walsh, III
-----------------------------
By: Frank E. Walsh, III, V.P.

/s/ Frederic J. Truslow                    /s/ Henrik N. Vanderlip
-----------------------                   --------------------------------
Frederic J. Truslow                       Henrik N. Vanderlip


VAN BEUREN MANAGMENT TRUST

/s/ Kurt T. Borowsky
--------------------
By: Kurt T. Borowsky, Trustee

HARDING SERVICE L.L.C., et al.
PROFIT SHARING PLAN & TRUST

/s/ Kurt T. Borowsky
--------------------
By: Kurt T. Borowsky, Trustee

/s/ Frank E. Richardson
--------------------------------
By: Frank E. Richardson, Trustee